UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of July 31, 2012

Commission File Number: 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street

Hamilton HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐

The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant’s following registration statements on Form F-3: File No. 333-163952 and 333-167860.

EXHIBIT LIST

Exhibit	Description
5.1	Opinion of Appleby (Bermuda) Limited, dated July 31, 2012, relating to certain matters under the laws of Bermuda.

8.1	Opinion of Weil, Gotshal & Manges LLP, dated July 31, 2012, relating to tax matters.

99.1	Underwriting Agreement dated July 31, 2012 among RBC Dominion Securities Inc., Credit Suisse Securities (Canada), Inc., Citigroup Global Markets Inc., HSBC Securities (Canada) Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Barclays Capital Canada Inc., Deutsche Bank Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Raymond James Ltd. and Brookfield Infrastructure Partners L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2012	BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

By its general partner,

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

	By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

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